                               [UBS AG letterhead]





                                                                   June 27, 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street,  N.W.
Washington, D.C. 20549-0408

Attention: Mr. Gregory S. Dundas

               Re: UBS AG: Application to Withdraw Registration Statement on FORM 8-A12B (FILE NO. 001-15060)
                     ----------------------------------------------------------

Dear Mr. Dundas:

                  UBS AG (the "Company") hereby respectfully requests that the Securities and Exchange Commission consent to the immediate withdrawal of the Company's Registration Statement on Form 8-A12B, including all exhibits thereto, originally filed on June 12, 2002 (File No. 001-15060) (the "Registration Statement"). The Company requests the withdrawal of the Registration Statement because the securities to which the Registration Statement pertains will not be listed on a national securities exchange.

                  Please address any questions related to the foregoing to the attention of Tamara Stepton, Director of Legal and External Affairs at the Company, at (203) 719-5241.

                                                      Sincerely,

                                                      UBS AG

                                                      /S/ ROBERT C. DINERSTEIN
                                                      ------------------------
                                                      Robert C. Dinerstein
                                                      Managing Director

                                                      /S/ ROBERT B. MILLS
                                                      -------------------
                                                      Robert B. Mills
                                                      Managing Director